

March 8, 2013

Via E-mail
Steven A. Subick
Chief Executive Officer
Merculite Distributing, Inc.
19081 N. Shelby Drive
Maricopa, AZ 85138

> **Re:** **Merculite Distributing, Inc.**
> **Registration Statement on Form 10**
> **Filed February 11, 2013**
> **File No. 000-54898**

Dear Mr. Subick:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 13

1. We note the disclosures on page 5 regarding your plans for marketing efforts and your discussion on page 9 of certain plans, including the development of a website. Please provide a detailed list of the milestones to your business plan, including marketing, distribution, manufacturing and all activities expected for the next twelve months. Provide the costs of each step, along with a timeline for reaching each milestone in weeks or months. Explain your specific plans for acquiring the funding necessary to complete these activities, along with an explanation of what steps you will take in the event you do not achieve funding at the desired levels.

Index to Consolidated Financial Statements, page 27

2. Please amend your filing to update your financial statements pursuant to Rule 8-08 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of

You may contact Tracey McKoy at (202) 551-3772 or Terence O'Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Donald J. Stoecklein, Esq. (Via E-mail)